Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 9, 2005, McDATA CORPORATION, A DELAWARE CORPORATION, AND COMPUTER NETWORK TECHNOLOGY CORPORATION, A MINNESOTA CORPORATION, HOSTED A CONFERENCE CALL, A TRANSCRIPT OF WHICH IS SET FORTH BELOW:

CORPORATE PARTICIPANTS

Renee Lyall

McDATA - Senior Director, IR

John Kelley

McDATA - Chairman, President, CEO

Tom Hudson

CNT Corp. - Chairman, President CEO

Ernie Sampias

McDATA - CFO & SVP-Finance & Admin.

CONFERENCE CALL PARTICIPANTS

Dan Renouard

Robert W. Baird - Analyst

Samuel Wilson

JMP Securities - Analyst

Tom Curlin

RBC Capital Markets - Analyst

Steve Berg

Punk Ziegel & Company - Analyst

Jason Ader

Thomas Weisel Partners - Analyst

Dushyant Desai

C.E. Unterberg - Analyst

Glenn Hanus

Needham & Co. - Analyst

PRESENTATION

Operator

I would like to welcome everyone this morning to McDATA and CNT’s acquisition update conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). Ms. Lyall, you may begin.

Renee Lyall  — McDATA - Senior Director, IR

Good morning, everyone. I’m Renee Lyall, McDATA’s Senior Director of Investor Relations. With me on the call today are John Kelley, Chairman, President and CEO, and Ernie Sampias, Chief Financial Officer of McDATA, and Tom Hudson, CNT’s Chairman, President and CEO.

A press release detailing or preliminary first-quarter fiscal year 2005 financial results was distributed this morning at 7:30 AM Eastern time over Business Wire and First Call. The press release is available on our website at www.McDATA.com. This conference call is being recorded and a telephone replay will be available today beginning at approximately 12 noon Eastern time through the end of the week. To access the telephone replay dial 706-645-9291. The pass code is 573-3495.

The conference call today is also being webcast live via the Internet at www.McDATA.com and will be archived on our website through the end of May. Also available on our website are supporting slides for today’s conference call including the legend required by Rule 425 which should be read by all participants listening to the live or archived conference call or webcast.

Before we begin let me remind you that during the course of this conference call we will provide information that constitutes forward-looking statements including statements regarding future events. Actual results may differ materially. Any forward-looking statements we make today are subject to risks and uncertainties as described in the Company’s reports on Form 10-K, 10-Q, 8-K and the form S-4 registration/proxy statement that are filed with the SEC. McDATA assumes no obligation to update any such forward-looking statements.

In addition, the financial information that we review on today’s conference call is presented on a non-GAAP basis. The non-GAAP results are supplement to financial statements based on accounting principles generally accepted in the United States of America. The non-GAAP results exclude certain expenses and income to provide what McDATA believes is a more complete understanding of our underlying operational results and trends. Non-GAAP results are one of the primary indicators management uses for planning and forecasting of future periods. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP results.

At this time I will turn the call over to John Kelley.

John Kelley  — McDATA - Chairman, President, CEO

Again, welcome and thank you, everyone, for joining us on this very early morning call. I’m sure you have all seen our press release that crossed the wire about 30 minutes ago announcing McDATA preliminary April quarter results in line with the guidance we provided in February. Given the recent pre announcements and generally less than upbeat March quarter storage related results, I am very proud of our preliminary first-quarter results.

We will host our first-quarter fiscal year 2005 earnings conference call on Monday, May 23rd at 8 AM Eastern time. On the May 23rd call we will be better able to discuss our first-quarter financial results, but we do want to provide some color this morning regarding both McDATA and CNT’s respective April quarters.

Before I discuss the preliminary results I want to touch on several dynamics in play during the April quarter. The overall selling environment was challenging as evidenced by the most negative pre-announcements I recall seeing in some time. Seasonality appears to have been more pronounced than anyone anticipated. Looking at company specific dynamics, both McDATA and CNT experienced stalled sales in the director space during the first quarter. We believe the confusion surrounding which director platform would continue to be developed post-acquisition contributed to this situation.

McDATA’s first-quarter guidance contemplated stronger pickup in Intrepid 10,000 sales than we experienced. We believe this lower than expected ramp is due both to a market confusion and an extended qualification cycle at EMC. While EMC has not officially qualified the I-10K, they have shipped multiple units for revenue. Demand for the i10K remains strong and we continue to work with EMC to gain full qualification status for the product which is now expected in June 2005.

Turning to the numbers, McDATA expects first-quarter revenue to be reported in the range of $98 to $99 million within the $98 to $103 million range we provided as guidance on our February 24th fourth-quarter earnings call. Gross margins should be in the 53% to 54% range. Non-GAAP operating expense is likely to be reported in the $49 to $51 million range. Non-GAAP operating margin should be between 2.5% and 3.5% and non-GAAP PPS is expected to be reported between $0.02 and $0.03 per share in line with our $0.01 to $0.03 per share guidance.

McDATA’s preliminary balance sheet results are solid. Days sales outstanding was 51, at the low end of our target 50- to 60-day range and cash flow from operations was positive. After the books are closed we expect to report operating cash flow between $5 and $10 million.

Before I begin speaking about the acquisition, I’m going to turn the call over to Tom Hudson for him to walk through CNT’s preliminary April quarter results.

Tom Hudson  — CNT Corp. - Chairman, President CEO

Good morning. At this time I’m able to only provide a revenue range for CNT’s April quarter because we have not yet completed our close. CNT expects first-quarter revenue to be in the range of $81 to $86 million with $51 million of it coming from our product sales and approximately $30 to $32 million coming from services. This compares to $72.4 million of product revenue and $31.6 million in service revenue in the fourth quarter.

With that I’ll turn the call back over to John.

John Kelley  — McDATA - Chairman, President, CEO

The primary objective of this call is to provide greater transparency into the combined company and to address the questions we have been asked over the past few months. As you can see by looking at the agenda, we plan to discuss the strategy behind this acquisition, a combined product and services roadmap as well as the go to market and operational models for the combined company.

The most commonly asked question is (technical difficulty) joined these two companies. In simplest terms, it is the right time to assume a leadership position and the combination of McDATA and CNT would create a larger storage services and solutions company with the scale and scope to deliver to our partners and customers their shared vision of the optimized data infrastructure, what we refer to as the global enterprise data infrastructure or GEDI.

This vision is characterized by a switched tiered data network infrastructure unified by intelligent routing, data movement, centralized management and network services. The acquisition of CNT greatly accelerates our ability to execute our GEDI initiative. McDATA and CNT have actually been promoting this strategy as independent companies.

For example, headquartered in Colorado with regional offices in Arizona, Maryland and Nebraska, is a credit card and billing outsourcing company built on McDATA’s SAN technology. This corporation was confronted with a business challenge many customers are faced with today to meet mandated regulations for long-term retention of data. The company looked to CNT to provide a straightforward and cost-effective solution with tape streaming for distance replication and IP compression for cost containment.

McDATA and CNT addressed the same customer priorities to consolidate, simplify and unify the data infrastructure, optimizing assets and enabling centralized management. The global enterprise data infrastructure strategy is central to bringing this value to all of our relationships — customers, OEMs, VARs, VADs and technology partners.

Both McDATA and CNT have excelled for a combined 40+ years at product development and storage environment design expertise, successfully delivering solutions to the enterprise. Both companies have led their respective fields. Both companies have mastered the ability to deliver comprehensive solutions to complex and fast moving problems where those problems and opportunities are strategic to our customers’ business. And this best highlights why we are making this acquisition. It is a natural extension of the success of both companies and their independent but complementary initiatives.

The majority of McDATA’s success is in fiber channel directors and, more recently, fiber channel switching in both mainframe and open system environments within enterprise customers. The majority of CNT’s success lies in distant extension and, more recently, fiber channel directors largely in mainframe FICON enterprise environments. But these are outdated distinctions.

The market is now better defined as meeting the customer requirement for consolidation, disaster recovery, business continuance, transparent data movement and a unified data infrastructure environment. These customer requirements are all addressed by our GEDI strategy. And this is the market and opportunity for McDATA and CNT to work as one with customers as they evolve their global enterprise data infrastructures.

The customer example I referenced a few moments ago illustrates the GEDI strategy being executed with McDATA and CNT as separate companies. Together we are much better equipped to execute the strategy and this is exactly the leverage we have with the combination of our two companies. We’re both the best in the world at different but critical elements of delivering GEDI. Combined we offer unmatched technology leadership and unrivaled expertise across storage and network infrastructures, mainframe and open systems. We’re doing this deal because there’s an opportunity to deliver more value to all of our partners and customers who can in turn deliver more to their customers.

I’m going to turn the call over to Tom so he can give his perspective on the fit between the two companies and how we make this work to everyone’s advantage, especially our shareholders.

Tom Hudson  — CNT Corp. - Chairman, President CEO

As John touched on, CNT and McDATA have a shared vision for focusing on addressing customers’ SAN, MAN and WAN requirements. Much of the rationale for this union comes from the similarities and synergies between our two companies. Both companies have been independently successful. From this combination we will create a market leader with the ability to accelerate the adoption of the global enterprise data infrastructure.

We believe that the market opportunity is measurably larger than the opportunity we have as independent companies. We plan to exploit this opportunity. McDATA’s legacy OEM sales model and strong ties with storage systems vendors is highly complementary to CNT’s history with the same storage vendors with whom we have had post sale partnerships. Together CNT and McDATA have a significant presence and a strong reputation as trusted vendors within our large enterprise customer base. There is a tremendous opportunity for us to cross sell products, software and services into this installed base.

CNT has come a long way over the years. We’ve got a great customer base with more than 3,000 loyal customers worldwide and we have a great team. We think we can build better and extend better our accomplishments as part of McDATA. I believe one plus one equals more than two with CNT and McDATA. Together we possess the technology, the critical mass and the vision to influence customer choice and perception.

Our complementary products and solutions result in an offering unmatched by other storage networking vendors today. As one, we can help every customer unify heterogeneous storage environments, bring their networking technologies together and connect sites across the globe. It’s a very exciting combination of two very innovative companies and I think the potential is tremendous.

We will be in a leadership position in a growing industry and we have a significant market opportunity. Our combined expertise will put the new McDATA in a truly unique position in today’s technology landscape. I think we all know it is ultimately the people behind the products and services that make a company successful. And the people at both CNT and McDATA are truly remarkable. CNT looks forward to becoming a part of the McDATA team, contributing to the strategy and to the execution. I personally believe that this combination will be a very powerful force.

With that I’ll turn the call back over to John.

John Kelley  — McDATA - Chairman, President, CEO

We look forward to bringing you and the CNT team on board as well. We’re really looking forward to it. Before I move on to the product roadmap, let me provide an update regarding regulatory and other required approvals for the acquisition. To date we have received early termination of the HSR waiting period. We have been cleared by the FCC both internationally and domestically. We received approvals from the required PUCs. The SEC declared our Form S-4 registration/proxy statement effective. This document announced that the special meeting of shareholders is scheduled for May 24, 2005.

The last remaining hurdle is to close the transaction is our respective approvals of McDATA and CNT shareholders and we believe the content discussed today will convince all of you that the McDATA/CNT combination is a winning one. Should we receive your approval and we expect to close the transaction on June 1, 2005. We are targeting this date because it is the 1st of the month and much cleaner from an accounting perspective.

Turning to the product and services roadmap, we will answer the question will it be the i10K or the UMD? Let me start by saying the Intrepid 10,000 and UMD are both industry-leading products. So we knew no matter what platform we selected we would have a best in class product.

After careful consideration we decided to move forward with the Intrepid Director platform. CNT’s Director class products will be withdrawn from active marketing at the close of the acquisition.

The UMD is a very innovative product and the engineering team did an outstanding job. We expect the Intrepid platform to become more dynamic in future generations as the combined team will include engineers from McDATA, Sanera and CNT. We believe our engineers’ expertise in FICON will be of particular benefit as we work to solidify our market leading position in the high-end mainframe environment.

It is important for me to reinforce a key point here; the rationalization of the Director product line eliminates any redundancy across McDATA and CNT’s product and solution offering. Our successful Sphereon FlexPort product line continues into the future and we remain on track to deliver the 4 gig Sphereon 4400 and 4700 in our second fiscal quarter. This is actually pretty exciting because the 4400 and 4700 will be the first new products introduced by the new post acquisition McDATA.

I’m also excited about the combined company’s potential opportunity in the emerging IP SAN extension, routing and data movement market. CNT has been a leader and innovator in this product category and the combination of their UltraNet product offering with McDATA’s Eclipse product offering results in increased flexibility for partners and end-user customers. Each product provides distance connectivity of different host channels over different networks giving the combined company the broadest offering of distance extension solutions and products.

In the future we plan to further rationalize the product roadmap and unite these product lines, integrating them under the Eclipse brand. This future platform will provide partners and customers even greater flexibility within a single product.

Slide 21 outlines our software strategy as we discussed on our earnings call hosted this past February. Software plays a critical role within the global enterprise data infrastructure because it greatly simplifies the administration of the storage network as it moves from a local network to a global network. We plan to introduce EFCM 9.0 before the end of fiscal year 2005. The modular design of this software release will marry management application technologies acquired from SAN Navigator and Nishan Systems with McDATA’s core fabric management software, EFCM, and also introduced a higher level of security into the network.

Because SAN Navigator was developed to manage heterogeneous SANs, EFCM 9.0 will have the power to centrally manage any vendors’ products — McDATA, CNT, Brocade, Cisco and QLogic. McDATA is the only SAN vendor with the ability to bring this level of unified heterogeneous storage management to market and we won’t stop innovating here. Future versions of EFCM will integrate CNT’s management software as well.

Another key strategic benefit and competitive differentiator McDATA gains through the acquisition of CNT is nicely illustrated by slide 22. Critical to our GEDI strategy is a comprehensive service offering enabling us to work with our customers and partners as they architect their optimized data infrastructure through SAN consolidation, SCON to FICON migration, data replication, migration and execution of disaster recovery and business continuance strategies.

The combined company will continue to offer the services historically provided by CNT including maintenance, professional, consulting, integration and network monitoring services. Services will be sold to benefit McDATA, our partners and the end-user customer. The delivery of professional, consulting and maintenance services will depend largely on the customer and the situation. We believe our distribution partners will welcome the new McDATA as our objectives are aligned with theirs.

A point in fact — I was recently visiting one of our OEM partner’s headquarters and I can’t tell you how many times I heard mention of SAN Health Checks; how many they had committed but didn’t have the resources to complete. I believe we can be of real value to our partners in helping them meet our joint customer needs. And it isn’t only SAN Health Checks. Other OEM partners have talked to me about working with the new McDATA to help them address their customer service’s needs either because they are resource strapped or it is a portion of their business they wish to outsource.

Another significant benefit of acquiring a services business is the generation of maintenance revenue because, as you know, maintenance revenue is an annuity stream for the business. Maintenance has historically been the largest percentage of CNT’s services revenue and it has been growing. We expect this trend to continue. The go to market model for the new McDATA will be focused on customers and driven towards working with our customers and distribution channels to best fulfill customer requirements.

This acquisition isn’t about competing with our OEMs or other partners or changing the way the end-user purchases storage solutions. It is all about the customer. McDATA, CNT and all of our distribution partners have a common goal and that is customer satisfaction. We will work with each of our distribution channels to achieve this goal in a mutually beneficial manner. Our expectation is that fiber channel directors will continue to be sold largely through our OEM partners and their distribution channels. We also expect fiber channel switches to be sold primarily through OEM channels and VAR/VADs as they are today.

Distance extension and SAN routing products will be sold through OEM channels, VAR/VADs and by the new McDATA. Management and security software will be sold through OEM channels, VARs and VADs and direct as these products are sold today. Services will be sold to drive value for McDATA, our partners and the end-user customer. We believe the union of McDATA and CNT creates more value for all of our distribution partners including OEMs, VARs, VADs and SIs, systems integrators, and our joint customers.

Our largest OEM partners share this belief. You will see in a press release today the same supportive commentary from EMC, IBM and HDS that you get read on slide 27. This acquisition is not about us wanting to compete with any of our channel partners. They know that and now you do too. An important aspect of our go to market strategy is leveraging our customer opportunity. McDATA and CNT’s combined customer base is a Who’s Who among the global 1000. Together we have the largest FICON and fiber channel Director presence deployed in more than 10,000 data centers with more than 3,000 customers worldwide.

CNT has designed and successfully implemented SAN, MAN and WAN solutions meeting even the most complex customer requirements. We are trusted names with over 40 years combined experience in enterprise mainframe, open system and distance extension infrastructures across multivendor solutions. McDATA and CNT are proven experts at translating technology into business results. We plan to use all of these credits to our advantage to upsell and to cross sell within our large and loyal installed base.

Slide 30 provides an illustrative example of what I’m talking about. A large financial institution is currently a joint McDATA and CNT customer. This bank owns approximately $6 million worth of McDATA products and approximately $4.5 million of CNT products. We believe there is a tremendous upsell opportunity at this customer and others. At this customer alone there exists the opportunity to consolidate ports to the i10K. This customer may also need to execute a disaster recovery strategy, potentially leading to a professional services contract and product revenue.

This customer over time will likely increase the number of departmental offices worldwide creating a need for distance connectivity. If this customer were to make an acquisition we could architect a fiber channel routing solution enabling data to be shared across organizations with different storage infrastructures. And this customer’s data infrastructure network inevitably expands over time the need for centralized management and security becomes even more critical.

With our services capabilities we can help our customers solve they’re business challenges through all stages of assessment, design, planning, implementation and ongoing support. Customers that make up our expansive installed base trust McDATA and CNT. Once again, it’s all about the customer. The customer chooses us; we’re able to support their needs. If the customer chooses one of our channel partners then we are able to support both our partner and the customer needs.

Before I turn the call over to Ernie, I want to reinforce that the combined Company’s unique and vertically integrated offerings of SAN, MAN and WAN solutions will drive increased value to customers and distribution partners including OEMs, VARs, VADs and SIs. It will also drive increased value to McDATA and in turn drive increased value to our shareholders. Ernie?

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

Beginning on slide 32 is an outline of the estimated operational synergies. We expect to realize $20 to $30 million in operational synergies between the June 1st targeted close date and the close of our fiscal year 2005 ending January 31, 2006. We expect to realize a $40 to $50 million in operational synergies for the full year fiscal year 2006. These synergies are largely driven by headcount reduction, facility consolidation, elimination of lease expense, moving to an outsourced manufacturing model and other functional synergies. We expect the acquisition of CNT to be accretive to McDATA’s non-GAAP EPS in our fourth quarter this year and for the full year fiscal year 2006.

For our fourth quarter fiscal year 2005 we are forecasting non-GAAP earnings per share between $0.08 and $0.10 for the combined company based on an estimated 160 million fully diluted shares outstanding and 200 to 205 million in revenue. We continue to target a 10% non-GAAP operating margin in Q4 ‘05.

For the full year fiscal year 2006 we are forecasting revenue in the range of $800 to $825 million, non-GAAP gross profit in the range of $400 to $410 million, non-GAAP gross margin of approximately 50%. We expect non-GAAP operating expenses between $310 to $320 million. Our non-GAAP operating profit before taxes is expected to be approximately $80 to $90 million. And our full year non-GAAP operating margin is forecasted to be in the range of 10% to 11%. Non-GAAP EPS is expected to be in the range of $0.35 to $0.40 on 160 million fully diluted shares.

The chart on slide 38 clearly illustrates the significant financial benefits of the acquisition for McDATA. We expect to generate $150 to $160 million incremental gross profit in fiscal year 2006 to cover only $100 to $110 additional post synergy operating expenses. We anticipate incremental EBIT, earnings before interest and taxes, of $40 to $50 million to yield non-GAAP EPS of $0.35 to $0.40 or approximately two times the current consensus for McDATA stand-alone.

The acquisition of CNT also results in a more diversified revenue stream for McDATA. While fiber channel revenue, which still represents the majority of our revenue in the near-term, adding third party sales, services and extension to our sales opportunity creates a more balanced revenue base than McDATA had or could likely achieve as a stand-alone company.

Turning to the balance sheet and our net cash position, which has been an area of focus for many investors, I think what I’m about to discuss should ease your concerns. We expect to be at a forecasted net cash position of between $35 and $45 million post-closing of this transaction expected for June 1, 2005. As we look forward to the end of fiscal year 2006 ending January 31, 2007, we expect to generate between $60 to $70 million in free cash flow net of capital expenditures and exit fiscal year 2006 with a net cash position of between $115 and $135 million. Should we seek to improve the cash position and strengthen the balance sheet further there are various alternatives available.

Before I pass the call back to John I want to touch on the tax structure of the combined company — NOLs, estimated charges and purchase accounting as it pertains to this acquisition. First of all, CNT will be a wholly-owned subsidiary of McDATA Corporation. Both companies and their subsidiaries will file a single consolidated federal income tax return. The structure of the transaction and planned business operations will allow us to preserve existing federal and state net operating losses and tax credits of both companies.

While CNT’s NOLs and tax credits will be subject to an annual limitation pursuant to the requirements of the tax code due to change of ownership rules, the structure of the combined company will allow us to utilize these prior losses and credits to minimize cash used on future income taxes. This also should help improve free cash flow moving forward. While CNT will become a wholly-owned subsidiary of McDATA for tax related reasons, all employees of the joint company will be McDATA employees and all products and services will be McDATA branded products and services.

Moving on to the estimated transaction charges of purchase accounting; while we are not prepared at this time to discuss in detail the charges relating to this transaction, I can tell you that we expect to record the majority of the charges during our second fiscal quarter ending July 31, 2005 assuming the transaction closes on the targeted June 1st date.

Now we currently expect cash cost associated with the transaction to be approximately $40 million or less compared to the $40 to $50 million range we provided on the January 18, call. These costs include accounting, banking and legal fees as well as severance and retention cost and cost associated with certain contract obligations. We do not expect to write off a significant amount of in process R&D as is typical in most technology M&A transactions. However, we may have other onetime technology write offs as we rationalize the product lines that may result in a write off of goodwill and intangible assets as referenced in our S-4 filing.

CNT’s balance sheet reflects deferred revenue tied largely to maintenance contracts. Purchase accounting rules dictate that the fair value of deferred revenue is often times valued at the actual cost of service provided. While McDATA will be able to recognize this revenue, we cannot at this time determine the profit margin until the valuation is determined. We expect to be able to provide additional information regarding the transaction related charges and purchase accounting impact on our second fiscal quarter 2005 earnings call. John?

John Kelley  — McDATA - Chairman, President, CEO

Thank you, Ernie. While we all know the best laid plans are nothing without execution, on slide 42 is an execution timeline. I am putting a stake in the ground for me and the new McDATA management team to demonstrate and reinforce McDATA’s commitment to excellence to you, the shareholders.

As you can see, we have set some very specific goals including realizing 70% of headcount related synergies within 60 days following the acquisition close and realizing 90+% of headcount related synergies by October 31st. We are committed to reaching a fully outsourced manufacturing model by December 31st, and we are committed to this acquisition being accretive to the bottom line in our fourth fiscal quarter.

We have also established six execution imperatives for the new McDATA. First, the combined company will drive operational cost reductions and efficiencies starting immediately at acquisition close. Second is to leverage the integration process to improve our overall business model and processes. Third, we will execute to our product roam out deliverables. Fourth is to maintain a sharp customer focus. Fifth is to lead, innovate and execute against the global enterprise data infrastructure strategy, the GEDI strategy I talked about earlier. Sixth is to drive shareholder value by consistently executing to the imperatives I just listed.

McDATA’s proposed acquisition of CNT is a positive step for both McDATA and CNT’s stockholders. It accelerates our GEDI initiative. It broadens our solution offerings by adding products and services. And it increases our available market opportunity. All this comes with huge synergy opportunities that start immediately after closing and ramp up quickly.

This transaction is about change. Big changes are taking place in our industry, changes that are forcing companies to confront their futures. By acquiring CNT, we are leading that change. We are not waiting for it to happen to us.

This is a great combination. Customers will benefit, partners will benefits, it will create value for stockholders, and the company we are creating should be better positioned for the years ahead. This is the right decision for McDATA and CNT, at the right time, with the right cost structure, at the right price. We are really excited about this opportunity and we hope you are as well. Now, operator, will you open up the line for questions, please?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Tom Curlin, RBC Capital Markets. Dan Renouard, Robert W. Baird.

Dan Renouard  — Robert W. Baird - Analyst

A couple questions if I might. First, can you give us an update on the CNT convert, what your plans are with that? Secondly, if you could give us a sense for where you would expect CapEx requirements and maybe depreciation to be in your FY ‘06 numbers? Also the cash balance you gave for at closing, what did that assume in terms of both McDATA and CNT cash flow? One or either would be helpful. Thanks.

John Kelley  — McDATA - Chairman, President, CEO

Let me see if I can go through all of those. If I don’t cover them all now, I know we have a scheduled follow-up call afterwards that I am sure we can handle some of these details. First of all, in terms of the CNT convert, that is clearly we have — that convert matures in February of ‘07. So that is clearly something that we are looking at. But again, right now in terms of taking any action immediately, because of the current stock price and the potential dilution, and what we think the value of our equity should be, we are going to probably hold on that for some period of time; and take a look at how the acquisition proceeds going forward after we close. Hopefully get that stock price up. Then I think at that point there may be a better opportunity in terms of relooking or refinancing of the CNT convert.

Regarding CapEx, our operating assumption has been for the combined organization something in the range of 5% of revenues or less. So that is, if you think about it, $800, $825 million. Then what you would be looking at is basically around $40 million of depreciation on a full-year basis.

In terms of the depreciation, our current operating assumption is that we would be looking on a combined company basis around $12 million a quarter. Then you had a question on the cash flow generation; and again I think what we have talked about is — or was that in terms of next year, fiscal year 2006, $60 to $70 million of free cash flow. That free cash flow would be after the capital expenditure. So on an operating cash flow basis; we would be about $40 million better.

Dan Renouard  — Robert W. Baird - Analyst

Thank you.

Operator

Samuel Wilson, JMP Securities.

Samuel Wilson  — JMP Securities - Analyst

First, can you bring us up-to-date on the status of the CNT lawsuits? Do you think that will have any influence on the closing? Second, can someone give us an update on what the market share trends have been on the CNT director class? And what the combined company will do to try to ensure that those customers transition to the i10K? Thank you.

John Kelley  — McDATA - Chairman, President, CEO

Let’s do the last one first. The UMD has done well in the market. CNT has been able to capitalize on their installed based and great customer satisfaction, and have done a nice job, in our estimation, in the FICON arena in particular. But it is also true that they have been moving into the open system with the capabilities that are there.

The i10K is an equally good product. Both have some advantages over the other. But there is no question that on a technical side or on a building block fundamental thing, in order for us to build the global enterprise data infrastructures we described, they are both best in class products by anybody’s measure. So what we will have as a challenge is to get out with the customers and take them through the benefits of our future with that global enterprise data infrastructure alignment, what we can do with tiered storage, what we do with business connectivity, what we do with SynchroNet’s replication.

So that the story to the end-user is going to be a strong one. They have been wanting us to do that. We said earlier that we have tied up sales in really the high-end customers, and we did, because customers are saying, okay, which one? So we will have that opportunity to now to go and unlock that log jam that has been sitting out there and allow us to move forward.

As usual we will have the greatest technical solution. There is no question about it. Now it is about long-term value; how do we connect with others; what about the software; and the like.

As it relates to the CNT lawsuit, the CNT lawsuit really doesn’t have much effect on us at all. It is really, we view, without merit. We expect that to end up being a happy conclusion as it relates to that. All of the legal advice that Tom has gotten and I have gotten is that we will pursue the course. Not a huge exposure here, so we will see.

Samuel Wilson  — JMP Securities - Analyst

I understand the exposure comment; just it can’t influence timing I guess is the bottom line there?

John Kelley  — McDATA - Chairman, President, CEO

No, not at all.

Samuel Wilson  — JMP Securities - Analyst

Thanks, John.

Operator

Tom Curlin, RBC Capital Markets.

Tom Curlin  — RBC Capital Markets - Analyst

Can you walk us through the post acquisition thinking on the reseller approach that CNT does today? You mentioned not being competitive with OEMs; will you continue that model but be fairly open in terms of your approach? Just some delineation there?

John Kelley  — McDATA - Chairman, President, CEO

Yes, absolutely open in the approach, Tom, and we still have a lot of little details to work out. But I think Tom Hudson — I’ll let him comment here — they’ve established for a long time this co-selling partnering relationship with the storage companies. Clearly we’ve been very storage and VAR/VAD oriented and there’s a little bit more work to be done here to get all the details hammered out. But all in all it’s been received well by the major partners. Tom, I’ll you talk about that a bit.

Tom Hudson  — CNT Corp. - Chairman, President CEO

I think, Tom, it’s all really been about the customer as John has reiterated a couple times on the call here. I think we’ve been in the position to sell a solution and that solution is inclusive of storage and servers and software. We do a — and it’s usually at the demand of the customer because they need help doing it, they need a complementary — partly to help them do it they’ve got a heterogeneous mix of storage and servers and routers and fiber channel switches.

So usually that does not tend to be conflicting with the third party — with the storage manufacturers. It is often and most of the time not conflicting with the VARs and VADs because it’s done at a higher tier of customer than they’re generally serving. We have never really gone down to the low end of the market or the mid range (technical difficulty) of the market. It’s usually been above the higher end customer. I think it’s a solution focus and it’s something that CNT and the combined McDATA will be in a great position to continue to do.

John Kelley  — McDATA - Chairman, President, CEO

We’ve cross checked this a bazillion times now with customers and the storage companies because it would be a concern — you’ve raised it. And just to reiterate what Tom said, we go out in one fashion or another, we architect, we end up designing, we in many cases implement at the high end and I’ll use FICON as an example alone. And then in the case of CNT, they have the ability to go back in and service and manage it if it’s appropriate to the end user. So it’s been done very collaboratively at the high end.

We have found almost no resistance to doing this well. It’s about mapping out a strategy — similar to the example that we gave in the presentation — of mapping out a strategy with the storage company or the channel for the end-user and that — it’s going to take a little bit of work, but it’s been working sort of on an ad hoc basis if you will and now combined we’ve got a good chance to sit down at the table with the customer.

Tom Curlin  — RBC Capital Markets - Analyst

Actually I just wanted to confirm you were going to continue that because I think you have to just given the competitive dynamics right now.

John Kelley  — McDATA - Chairman, President, CEO

Yes, the example I gave you earlier — just on San Health Check which is basic (technical difficulty), you’re talking about hundreds of SAN Health Checks. Who does these things?

Tom Hudson  — CNT Corp. - Chairman, President CEO

I think the customers view it as a real asset and a real skill set that they can bring to the table to help them get the job done. It’s a complex area.

Tom Curlin  — RBC Capital Markets - Analyst

Can you remind us, who are you qualified to resell today on the storage side from the CNT side?

Tom Hudson  — CNT Corp. - Chairman, President CEO

We’re qualified for IBM, Hitachi and for EMC. So really the three major vendors. There’s a couple of smaller vendors where we’ve done some reselling as well, including i10K.

Tom Curlin  — RBC Capital Markets - Analyst

So the model is already in place? Okay.

Tom Hudson  — CNT Corp. - Chairman, President CEO

Yes, and you can — some international — we do some reselling of WDMs for instance with (technical difficulty) as well where that’s a particular interest overseas (technical difficulty) where the dark fibers continues to be available.

Tom Curlin  — RBC Capital Markets - Analyst

And then turning more to the product side, with the i10K there was some expectation that might have been (technical difficulty) by now. Any specific reasons for the later timing on that?

Tom Hudson  — CNT Corp. - Chairman, President CEO

No, I think it’s just really working through — let me just be real clear, we wanted it sooner rather than later so let me be right up front about that. Our life would have been easier this particular quarter. And with IBM and HDS getting out of the chute with the product, that was obviously extremely helpful. But the EMC process typically tends to be very sensitive. They do a lot of work themselves. They want everything to be perfect — there’s nothing wrong with that. So the delay was really about us hammering through that part.

Renee Lyall  — McDATA - Director, IR

The expensive qualification is in June now, Tom.

Tom Curlin  — RBC Capital Markets - Analyst

Okay. And then you have the 4 gig product on the Sphereon side coming in the July quarter. Do you expect that to be qualified by all of your major OEMs in the July quarter or more likely in the October quarter?

John Kelley  — McDATA - Chairman, President, CEO

I believe we’re going to get out of the chute fast with it. Everything is tracking quite well with that one as well.

Renee Lyall  — McDATA - Director, IR

We would have at least one OEM qualified during the July quarter, Tom.

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

We should just make sure you’re aware that while IBM and Hitachi have qualified and GA’d and are shipping the i10K or Intrepid 10,000, EMC is shipping the i10K and did ship units in the first quarter and they have a limited GA at this point.

Tom Curlin  — RBC Capital Markets - Analyst

So it’s slowing you down there, but it’s not at full speed, it’s sort of at half speed with something like that?

John Kelley  — McDATA - Chairman, President, CEO

That would probably be a better way to think about it.

Renee Lyall  — McDATA - Director, IR

And given the fact that they’ve installed it at customers, clearly they think it’s a value added product. So Tom, we really need to move on, I’ve got several people in the queue.

Tom Curlin  — RBC Capital Markets - Analyst

All right, thank you.

Operator

Steve Berg, Punk Ziegel & Company.

Steve Berg  — Punk Ziegel & Company - Analyst

As I look at it, you’re taking the CNT products, the hardware product for the most part, and just shutting that down. So that must mean that the most important piece of CNT to you is probably the services piece. Can you tell me two things? One, how does that really give you a competitive advantage versus Brocade and Cisco? Is it more just you’ve got it and they don’t or will it in fact pull sales? And second of all, really what’s the level of these services consultants? Are they on a break/fix level or are they closer to storage strategy and storage design?

John Kelley  — McDATA - Chairman, President, CEO

I’m going to let Tom — because he’s been running this business pretty admirably for some time — answer. But Steve, on the product, it is really about the director is where the overlap it. CNT has got a host of excellent products — the UltraNet product — I’ll let Tom talk about those — channel extension and the like that complement what we do. So it is really this director thing. And keep in mind, we had talked publicly that the overlap on the product set has never been really more than 25% just at the outset and the reconciliation of these products in the SAN world — I think LAN, MAN, SAN — is actually pretty strong. And then we can get into (technical difficutly). Tom?

Tom Hudson  — CNT Corp. - Chairman, President CEO

Sure. To be specific, I think the direct overlap was really in the UMD and the i10K. And if you look at — and perhaps the 6140 did in various configurations. So if you look at the UMD and the ST9000, its predecessor, there was a $50 million revenue stream there. So $50 million on the $750 or $800 million that we have today is the direct product overlap. And you ought to look at it that way. There was a small product overlap in the extension products, but even adding all that together it’s in the range of about $50 of the whole $800.

The USD, as John pointed out, and the EDGE are extension products and those will continue on with the Eclipse platforms. So that’s a good strategy given the customer so called FCIP and the IOCP ways to solution their SAN and mass environments.

Thirdly, on the break/fix versus consulting, there’s about a (technical difficulty) break/fix maintenance revenue stream that CNT brings to the table here and that’s with our 3,000 customers worldwide. And that has generally been for the extension of products where it’s been a directly serviced product. If you looked at — although we’ve done servicing as well for the directors — the consulting has been much more than just a break/fix.

It’s really been soup to nuts; it’s really been looking at the whole solution for a customer — the requirements for cutting costs in storage management, the requirements for recovery time, the distance allocations that are required for meeting both regulatory requirements for backup, for recovery and the complex area of all the software that’s involved with that. Most customers would have Tivoli or SRM storage from Veritas or EMC, the storage vendors, for their various implementations.

So if you put all that together, CNT has been in a good position and been able to charge about a $50 million revenue income there for a team, that we help customers to do the whole design to implementation. We’ve also added some of the services model — a network management services solution where customers actually — after it’s implemented and we’ve helped them to do it, they’d say why don’t you operate the knock (technical difficulty) to manage this environment? So we’ve helped some of the very large customers to do that because they saw the value we were able to provide.

John Kelley  — McDATA - Chairman, President, CEO

So what you’re going to see is a pretty rapid migration to our sales organization and CNT’s sales organization not leading with hardware. We pride ourselves in going out and doing customers solutions, but if you absolutely put the pieces of what Tom just described together with what we have you’ll hear more about our organization going out with the customer saying what do you want and need, what’s your long-term plan, where are the pieces here and then turning to the partners that you’ve described.

So it will be much more of a solution systems integration sale. That doesn’t mean there won’t be point products, but that’s what you’ll see and that’s where the real upside is for — I think for the end-user. The storage companies don’t have all the people they need to go do these implementations. They simply don’t.

Samuel Wilson  — JMP Securities - Analyst

And you see the services business as growing faster than the product business for the next couple years?

John Kelley  — McDATA - Chairman, President, CEO

We haven’t gone out for a projection, but we believe that the value will be there and what we’ll have to do is watch the margin. The margins are different so you’re going to look at a contribution margin kind of a thing on the services side. So we’ll I think have a strong story here.

Steve Berg  — Punk Ziegel & Company - Analyst

Thank you.

Operator

Jason Ader, Thomas Weisel Partners.

Jason Ader  — Thomas Weisel Partners - Analyst

Just wanted to hit a couple things on the quarter and then some broader questions. I know you don’t want to talk too much about the quarter, John, but in terms of the storage product revenues for McDATA, were they up a little bit or where did they come out?

John Kelley  — McDATA - Chairman, President, CEO

I’d love to but we can’t go there yet. We’re still reconciling everything as well, so to breakdown the data, this would be the week where we would be working on that as well. So for me to do that it would be imprecise — for me to do that. I can’t.

Jason Ader  — Thomas Weisel Partners - Analyst

Okay. But there were no unexpected revenue streams like we had a couple in the last few quarters sort of (multiple speakers) things like that?

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

No, I think that SCON was — I think the only color I will given is that we did say that while SCON was in the $8 to $9 million range in the fourth quarter it was end of life by IBM and it was strong. And we said that our run rate for that product going through each quarter this year would be approximately $1 million per quarter and that is exactly what occurred. It’s in the $1 million plus range. And so that’s consistent with what we guided to and we’ll give more color on that two weeks from today.

Renee Lyall  — McDATA - Director, IR

Jason, you can think of it as our traditional products (multiple speakers) up the revenue.

Jason Ader  — Thomas Weisel Partners - Analyst

And then on the CNT quarter, the product revenue was down pretty substantially sequentially. Is that normal, Tom?

Tom Hudson  — CNT Corp. - Chairman, President CEO

We do have typically a down first quarter versus the fourth quarter, but we also, as John indicated, had some cautiousness of buying at the end. There was customer saw (technical difficulty) there were two 56 port directors available and they wanted to know the rest of the story which they’re getting today. So I think both factors, the cyclicality of the first quarter and the choice for customers to wait to have us answer that question slowed it down.

John Kelley  — McDATA - Chairman, President, CEO

And our competitors obviously took the two- to three-month window to try to create all the (technical difficulty) they possibly could. We got right through that.

Jason Ader  — Thomas Weisel Partners - Analyst

Okay. So in terms of the revenue assumptions for FY ‘06 of $800 to $825 million, on the current run rate of the business obviously you’ll get there. So you’re assuming some level of growth in the business even assuming some of the overlap we talked about. I guess how do you get as comfortable with getting there on the $800 to $825 assuming that the market still is extremely competitive and economic outlook certainly is mixed right now?

John Kelley  — McDATA - Chairman, President, CEO

I think actually, Jason, when you take a look at what the — just for this year what the current consensus numbers are for McDATA and if you were to take CNT and add that to that, it really doesn’t require a significant growth rate on revenues to get to a then — a year forward number for fiscal year 2006 ending January 31, 2007 to be able to hit $800 to $825 on a combined basis.

I think as we also mentioned — I don’t know if you picked it up — but the only real overlap in terms of the product revenue streams from both companies was the director or fiber channel revenue of which CNT was forecasting approximately $50 million for this year from the UMD. Again, UMD is synonymous with FICON. Again, McDATA is very strong in FICON and we expect that the combination of CNT and McDATA we shouldn’t lose much ground in terms of FICON with the two companies. That’s pretty much from my perspective how we expect to get there.

Jason Ader  — Thomas Weisel Partners - Analyst

So where might there be some revenue erosion from the CNT side — I mean when you have acquisitions like that obviously there’s typically some type of erosion? Are there certain products or areas of the business which you’re going to discontinue? Could you give us some sense of that?

Tom Hudson  — CNT Corp. - Chairman, President CEO

I think right now — clearly I think we talked about outsourcing the manufacturing. That’s one component, but I think in terms of — that will be a significant change between the current operating model of CNT to the McDATA model. You may recall a few years ago when McDATA outsourced manufacturing it considerably improved our margins and we would expect to see improvement as well there.

In terms of products that we would expect to evaluate as we go forward, right now, as we have announced today, it’s clearly the UMD. I think John mentioned in his prepared remarks that we will further look at in essence the Eclipse line of products going forward. And then CNT also has a small revenue stream from a product called the matrix switch which we’ll probably be looking at as well.

John Kelley  — McDATA - Chairman, President, CEO

And Jason, on the upside, service is obviously there, but software. You heard us focus in on software and more to come with that much, but we’ll give you more color I think at the time of the earnings ball.

Jason Ader  — Thomas Weisel Partners - Analyst

Right. All I’m saying is that I look at the run rate for Q1 — and obviously there could have been some seasonality here — but look at the run rate for Q1 and just annualize it and then assume that there’s some revenue erosion to any kind of M&A transaction like this. What I’m trying to understand is where’s the growth coming from. And I guess what you’re saying is software and I guess just a rebound on the product side after the customer confusion gets cleared up. Is that how to think about it?

Tom Hudson  — CNT Corp. - Chairman, President CEO

Yes, Jason, I would say that we’re particularly pleased with the first-quarter results for McDATA, particularly in light of all the negative preannouncements and I think greater seasonality particularly in the storage related spending than we think was expected. We think McDATA held up very well. And I think in CNT case there’s normal seasonality expected from the fourth quarter to the first quarter. I think there was probably — not probably, there was a lot of customer confusion around the director platform in which one would survive and I think people were betting on the fact that the Intrepid 10,000 would survive because McDATA was the acquirer.

So I think that the CNT results for the first quarter probably have more impact from seasonality and more of the impact of customer stall on the director side than perhaps McDATA. But we would expect that now that the roadmap has been announced and the sales forces of both companies can go out there and talk with customers regarding the transition plans and we get the i10K fully ramped up through EMC in the second quarter that we would expect that we would see improved results on a combined basis beginning in the second quarter.

Jason Ader  — Thomas Weisel Partners - Analyst

Thank you, guys.

Operator

Dushyant Desai, C.E. Unterberg.

Dushyant Desai  — C.E. Unterberg - Analyst

The question is about details on the end of life for phasing out of the UMD product line. Where are you situated and how do you see that unfolding in terms of customers (technical difficulty) and installed base? I assume it’s sizable.

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

Let me comment on that first and then I think John and Tom can also comment on it. As of today we are announcing that the i10K or Intrepid 10,000 will be the go forward backbone director for the combined company. The transition plans for the UMD, we have developed those with particularly IBM who primarily has been the OEM that has been selling the UMD products and we are going to be working on a communication through our sales channels, marketing organization and IBM to customers starting today. Tom, I don’t know if you or John want to comment any further on that?

Tom Hudson  — CNT Corp. - Chairman, President CEO

I would just add that I think the customers that have put the UMD installed have been very happy with it and pleased with it. So they’ve got a product that we’re going to continue to service for we said five years. You would continue with that and so that satisfies their current needs. I think we’ll also provide for lifetime buys for the customers and then we’ll work with John and his team to solution the customers’ needs going forward.

John Kelley  — McDATA - Chairman, President, CEO

We’ll have marketing programs tailored to the customer and we’ll have customers in various states of growth. Many of them have multiple environments. So there’s a great opportunity to craft, customize plans for those customers where McDATA and CNT are on the same account, where the customer is migrating or growing or expanding their global data enterprise infrastructure.

So we have great choices at the enterprise level to mitigate this sort of box to box kind of thing. These directors just aren’t box to box kind of devices and the customers we’ve been with, as soon as we’re able to do this we’ll have some pretty good programs in front of those customers. Keep in mind at the customer level we don’t own CNT yet so we can’t go out and make joint calls. It’s not going to happen until June 1. So the full power of what we can bring to the customer has to be communicated through a roadmap and than what we are contractually obligated to. We’ll have the right kind of things in front of those customers I’m pretty sure.

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

I just think the key point that — the take away is that the customer base is the ultimate asset for the combined companies and whatever we need to support those customers in terms of who have bought UMDs, we will provide ongoing support for five years. We will announce an end of life buy program if they want to buy additional blades or whatever support they want and we’ll also have a transition path at very attractive terms if they want to transition to an Intrepid 10,000 platform.

Tom Hudson  — CNT Corp. - Chairman, President CEO

And I have one more point on this. And I forgot to bring it up, but CNT as a reseller has a contractual thing in place, been around for a while, not utilized a great deal, but they’re a reseller of McDATA products. So Tom’s team can begin reselling not just our Intrepid 10K and the 6140, but all the McDATA products. So there are some great opportunities for his team to go out now and start working in a customized basis with the customer.

John Kelley  — McDATA - Chairman, President, CEO

Exactly. And to that and we’ve been training our team since we started this process as a reseller on some of the products and we’ll now add the i10K to that today and add some of that training to our teams immediately.

Dushyant Desai  — C.E. Unterberg - Analyst

Thanks for the clarification.

Renee Lyall  — McDATA - Director, IR

Operator, we have time for one more question.

Operator

Glenn Hanus, Needham & Co.

Glenn Hanus  — Needham & Co. - Analyst

Good morning. Could you maybe just go down on the CNT side — I think you did this back in January. You grab out five or six categories of revenue segmentation there and obviously the switch is the piece that’s reduced there. And you had a third party business, maybe I missed it earlier, but that was about $75 million run rate and I think there was some Brocade in that. Could you maybe talk about the third-party business and then give us in the $800 to $825 guidance maybe sort of how you’re thinking about segments — the contribution from CNT roughly by segment whatever you’re comfortable giving?

John Kelley  — McDATA - Chairman, President, CEO

Let me take a shot at that. I don’t have the exact numbers in front of me. So — but let me — of the $361 we did last year, there was about $88 in maintenance, there was about $50 in consulting/professional services, there was, as you said, about $70 in third party products, although $56 resonates with my mind at the moment. And then the UMD ST9000, its predecessor had approximately $45 and the rest would be wide area networking products for the UltraNet director and the EDGE. So that should give you a recap on the mix. The mix has stayed fairly constant with a little pickup on the UMD side.

Glenn Hanus  — Needham & Co. - Analyst

And on the — so the third party business was what and what’s in the third party business?

Tom Hudson  — CNT Corp. - Chairman, President CEO

The third party business was between $56 and $70 million. I think it actually hit $75 million the year before. We can get to the exact number. But in that you mentioned Brocade, I think there was about $5 million of Brocade product in that last two quarters.

Glenn Hanus  — Needham & Co. - Analyst

Ernie, can you give us a sense of how you’re thinking of the contribution in the $800 to $825?

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

Glenn, at this point I don’t want to go into the breakdown of the $800, $825 by product category. What we are thinking about, though, in terms of how we would report it is basically product, software, services and other and that’s pretty consistent with the product categories in terms of how McDATA breaks it out today. But again, at this point I don’t want to go into breaking out the categories of the $800 to $825 and then go into the margins and so forth.

So anyway — that will be more detail we provide. I’d like to try to probably aim towards the additional color that we’ll provide on the earnings call two weeks from today but not today. Thank you.

Glenn Hanus  — Needham & Co. - Analyst

So what tax rate do you assume in the model?

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

We’re right now assuming a 30% effective tax rate for non-GAAP earnings.

Glenn Hanus  — Needham & Co. - Analyst

You mentioned a 25% headcount reduction in the slides. Could you just maybe rank the cost synergies as we do our models here where we should take the most out of R&D, G&A, any flavor you can give us there?

Ernie Sampias  — McDATA - CFO & SVP-Finance & Admin.

No, Glenn, in terms of trying to break it out by the categories of CapEx again, that’s a level of the detail that I really don’t want to go into today. In terms of headcount, headcount is clearly the largest component of the synergies. The combined companies have approximately 2,100 employees. What we’re expecting in somewhere in the 1500 to 1600 by the end of the year.

Glenn Hanus  — Needham & Co. - Analyst

Thank you.

Renee Lyall  — McDATA - Director, IR

The reductions average about 25% across the three different categories. Thank you, everyone, for joining us for the call this morning and please do call Investor Relations if you have any questions.

Operator

Ladies and gentlemen, this concludes today’s McDATA and CNT’s acquisition update conference call. You may now disconnect.

Additional Information and where to find it:    McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger was be mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger. Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.